Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

The following communications were first made available on February 11, 2021 at the Goldman Sachs Technology and Internet Conference.

Lumentum Holdings

February 11, 2021

1:10 PM EST

Rod Hall:	All right. Good afternoon, everyone. Welcome back to the conference. Thanks for joining us. I’m Rod Hall. I’m the hardware and networking analyst here at Goldman Sachs.

I’ve got the pleasure of having Lumentum here with us today: Alan Lowe, the CEO, and Chris Coldren, the SVP of Corporate Development. So, welcome to both of you. Thanks for joining us.

Alan Lowe:	Thanks for having us, Rod.

Chris Coldren:	Thanks, Rod.

Rod Hall:	Virtually, anyway. It would be nice to see you in person.

Alan Lowe:	Soon.

Rod Hall:	But good to have you virtually.

So, Alan, I guess I’d like to kind of hand over to you to maybe make a couple of opening comments, and then we’ll jump into questions, if that’s okay with you guys.

Alan Lowe:	Sure. Sure. Well, first of all, thanks for inviting us and thanks for taking the time to talk with us today.

I’m very excited about what the future brings to Lumentum and how well our team has performed in the past and put us in such a great position to have the kind of outlook that we have on the business. You couple on top of that our announcement of the acquisition of Coherent and I think bringing those two teams together in an environment that we have today where a lot, a lot of tailwinds are hitting the different markets that we participate in, it really makes the future very, very bright for the combined company. So, we’re excited about that.

And why don’t we just jump right in?

Rod Hall:	All right. Well, let’s go to the favorite topic: 3D sensing. That’s the one that we get asked the most about, but of course there’s a lot of other things going on in the business. I want to make sure we touch all of those.

So, your 3D sensing market share was the primary focus of this last earnings report. A lot of people saw the commentary and the combination of the guidance as evidence you’re losing more share than expected in 3D sensing. Can you clarify how much of what you’re seeing in 3DS is due to overall unit demand and how much is due to share loss and then maybe also talk a little bit about how the share compares to your own expectations?

Alan Lowe:	I think if you look back in time for the last three and a half years that we’ve been in the volume ramp for our 3D sensing – our lead customer, that is – we’ve had a disproportionately high share and have been the go-to supplier for our lead customer and, for that matter, for even the Android customers, to a lesser extent.

I’d say that for the last three years we’ve been saying, hey, this is not normal, we’re not going to have 90-plus percent share. But we’ve gotten the benefit of that and generated a lot of cash as a result of that and generated a lot of experience that is unmatched in our ability to ramp at high volumes and high yields at high quality. So, I wouldn’t call it a share loss; I would call it a share equalization that we had expected to happen three years ago that has now finally happened.

I will say that, looking forward – well, let me back up. If you look at what we call share equalization and you look at our revenue in our Fiscal ‘21, which ends in June, compared to our Fiscal ‘20, which ended last June, our business for 3D sensing is going up, and it’s going up double digits. So, that’s a result of the market growing substantially, the content per device going up substantially, and the number of devices that are utilizing 3D sensing going up substantially. So, you put all that together and you have a share equalization to the point where we are today, I would say that the future is bright for us in 3D sensing, going forward.

Now, if you look at the new products, as our lead customer introduces new products we get a disproportionate share of that business. And if you look at what we did on world-facing for the Calendar ‘20 ramp, we have a disproportionate share of that. And then if you look forward, as new products come out – and we expect some new products to come out either this year or next year – we will get a disproportionate share of those as they ramp.

And so, my expectation is while we have share equalization today, we are going to gain share as we look forward as new products and new technologies enter the market. Because we are the supplier of choice, if you will, and the design house of choice for our lead customer as well as the Android market.

Rod Hall:	Okay. One of the things that I think it would be nice to hear from you guys on is just the technological opportunity in 3D, both the world-facing and the facial recognition side of things. It seems like facial recognition has been through a couple of generations now. How mature is that technology? And then world-facing seems like there’s a long ways to go. Like, that seems like it’s really nascent. Like, I’ve used it a little bit on – I’ve got it on a couple of devices here, and it still seems like there’s a lot of improvement to be made there. But could you just talk a little bit about the technological evolution of both of those things, where are we in terms of maturity?

Alan Lowe:	Sure. I’ll start, and then maybe Chris can chime in, as well.

If you look at where we are with front-facing or face ID, the chips that we have been making for the last three years are not substantially different than what we made in the initial launch. Those are going to change. And our competitor now has caught up with the technology that we launched three years ago. So, we’ll give them that.

I think as we look forward there will be more functionality brought into the chip itself. And I can’t really talk about what that entails, but you can imagine making it easier to make a camera module because we put more functionality in the chip. So, those are the kinds of things that we’re looking at doing.

And then, on the world-facing side, to your point, yes, we’re in Generation 1, but there’s a lot more that can be done and will be done on the other side of the camera, not just for our lead customer but for the Android customer base, as well as other devices in the world; when you look at AR and VR, for example.

So, I think, to your point, there’s a lot of opportunity in front of us. And maybe, Chris, you can talk specifically maybe about the world-facing applications that we see today and in the future.

Chris Coldren:	Well, maybe even before going to the world-facing, I think even on the front-facing I think it’s probably pretty obvious to folks that there’s a strong desire on phone manufacturers globally to – currently, the technique requires a notch or some significant real estate on the front end of the phone which kind of spoils the beautiful display you got, etc. And so, there’s a lot of innovation required to either shrink or eliminate that intrusion, if you will.

And so, that requires innovation at the chip level, as Alan said, to integrate more functionality onto the chip, to minimize packaging and other things that go around said chips, as well as perhaps switching to other technologies that don’t require as big a notch. Or ultimately – the Holy Grail; I think it’s some time off – being able to go under display to be able to not even have to have a hole, if you will, for the light to go through for the front-facing applications. So, there’s a long sort of road map of technologies needed ultimately at the chip level to drive that front-facing road map.

And then, when we turn around on the world-facing side, obviously, more resolution, further distance, lower power consumption, if you will, so that the technology is used for more than just the photography application that it’s used today, where it’s turned on and off relatively quickly. Could you imagine if it’s used in a video application, like we here are on Zoom today? That requires a lot more innovation at the chip level.

And then, I think on top of that – whether it’s front- or world-facing, depending on how you define this, as 3D sensing penetrates beyond smartphones is very important as it goes into wearable devices, laptops, other devices. Biometric security is both about high security, ease of use. Laptop cameras are I think underwhelming until all of a sudden people realize they’re going to be using them for their daily life and work. So, that provides ample opportunity to go into other devices that, frankly, have different requirements. A laptop is a very different environment, with a very, very thin clam shell design. It may require very different laser technology and chip innovation.

Rod Hall:	Could you say – ? On laptops, it just seems obvious that that – we’ve seen it a little bit. We see it with some Microsoft laptops now, but not very many units. When do you think that becomes more of a unit volume driver or more broadly adopted? It seems like a no-brainer, but yet it hasn’t happened yet.

Alan Lowe:	Well, I think we’ve seen it in a big way on tablets, for sure, and the next logical conclusion is that notebooks and other computers should be able to have 3D sensing enabled. So, we see it coming. We’re working on a lot of next-generation chips that we have no idea the application used for, because our customers certainly don’t want that to get out, but we can expect that to be coming in the relatively short order, would be my expectation.

Rod Hall:	And Chris, I wanted to go back to a comment you made on video, too. I didn’t really understand what you were – you were talking about world-facing scanners related to video. Could you elaborate on that a little bit, what you were meaning by that?

Chris Coldren:	(inaudible) restricted to world-facing. Just the reality is that, as you can imagine, sort of the computational photography that is used today to generate more interesting images. Or if you follow folks in the Zoom world, the Holy Grail – aside from wanting to have some virtual background, which I don’t think many people really want – at the end of the day, to be able to do that in a way that doesn’t look like you have some weird halo around you. But perhaps even more important is the conversation we’re having here, to be able to have a lot more focus on the person and their face, as opposed to the background, using more depth-mapping technology. So, whether you call that world- or front-facing, but the camera that is facing somebody that’s talking to you or facing you as you talk to somebody else.

Rod Hall:	Yes, I live in fear of interlopers walking into my background here constantly in this conference.

What about autos? That seems like an opportunity that’s out on the horizon, but it’s been out on the horizon for a couple of years. It kind of seems like a place where world-scanning type chips should make their way in. But where are we on that? What’s the timeline on autos looking like?

Alan Lowe:	Maybe I can give you my view on things and Chris can chime in, as well. We really look at it at really maybe three different markets within auto. First, being in-cabin. That’s starting to happen now, and with the European regulations coming I think it’s going to really take off in a more meaningful way in the short term. And those devices look a lot like a 3D sensor that you might find on a mobile device or a mobile phone. So, that’s relatively straightforward to do. It does take time for the automobile manufacturers or the Tier Ones to design them and put them in, but that’s happening.

I think the other areas are fully autonomous vehicles. That’s a ways out still, but we are working on several different designs in that area.

But the other more interesting one to me is really that last-mile delivery vehicle that is autonomous, and we see that coming sooner, rather than later, and doing some unique designs that enable that last-mile delivery to happen without a driver or a delivery person.

So, I think from that perspective really three different applications. And there’s also what used to be called robo taxis. I think that’s more in between that delivery vehicle and that fully autonomous vehicle. But there’s kind of a phase-in of different applications that will grow demand or drive demand for 3D sensing type applications, from in-cabin to full LIDAR applications.

Chris, do you have any...?

Chris Coldren:	I think, adding to that, our focus is supplying laser chips into – not just laser chips, but laser modules – laser chips, laser modules – into folks building these sensing or LIDAR solutions. And we’ve secured design wins for more nearer-term applications that may start in the Calendar ‘22 time frame.

And I think, as Alan highlighted, the delivery vehicles and/or what used to be called robo taxis, if you will, those are different kind of timescales because essentially the companies doing that would roll out fleets, if you will, relatively quickly. So, they kind of have more of like a consumer electronics dynamic of a steep ramp-up because there’s a lot of penetration within that customer very quickly, as opposed to the kind of vehicle that you or I would buy to drive on a daily basis. That tends to have the more automobile refresh cycles that take five, seven years to ramp up. So, it kind of provides this nice blending of more shorter-term, steeper product ramps over the next couple of years while that longer-term, much larger passenger vehicle market evolves over time.

Rod Hall:	So, one thing I wanted to clarify, when you talk about the last-mile delivery vehicles, are we talking about wheeled vehicles on roads? Are we talking about drones? That’s one thing. And then the other question would be, how much content are we talking about in these things? I guess it depends on which of those two things it is.

Chris Coldren:	Well, certainly, it can be both. But these days, I think when people are thinking about last-mile delivery vehicles they tend to be kind of replacing the truck driver going through the neighborhood dropping off, or you could imagine in a more urban environment where it’s difficult for a truck to be zipping around and delivering to, like, on a corporate campus or an urban environment.

And so, yes, the dollar content, I don’t want to get too clear there – it’s an evolving market, a new market – but let’s just say that there’s a lot of value in those vehicles and that it’s another case of automation removing the human element from that. And so, as kind of a commercial vehicle that has a probably more limited lifespan, so will be in the shop being replaced fairly frequently, but also very expensive, there’s a lot of room for content to be fully autonomous, if you will.

Rod Hall:	I was going to say, because that my understanding of autos and that kind of vehicle would be there would be multiple chips and the chips would be larger-sized, as well. So, they would be more expensive chips and a lot, quite a few of them. Is that the right way to think about it?

Chris Coldren:	Yes. For an autonomous vehicle, especially a delivery vehicle, you’re going to need 360-degree coverage of sensing, if you will. And then, obviously, some amount of longer distance, as well, for collision avoidance. And particularly, there’s also – it’s not just – if you think of a traditional passenger vehicle or whatnot, you’re driving on roads. You kind of know where you’re going. Whereas, a delivery vehicle trying to find its way through an apartment complex or a corporate campus, if you will, may not be as well mapped, if you will. So, having sensing to be able to figure out and identify, “hey, there’s a door,” “I can identify the sign for the company we’re looking for,” if you will, that kind of image recognition combined with the 3D sensing to be able to sort of locate within space where you’re trying to go.

Rod Hall:	Right. Let’s hope it works, because I’ve got to stay off my bicycle, if not.

So, let me hit on Coherent. We get a lot of incoming questions. “Well, aren’t they just buying Coherent because they’re losing share and it’s a good time to point attention somewhere else or diversify?” I guess, I think I know the answer to that, but it’d be interesting maybe, Alan, if you could talk about the genesis of that deal. How long have you been thinking about it? How did it come about?

Alan Lowe:	Sure. Sure. We’ve been thinking about it for years, and the timing of the announcement of the deal had nothing to do with trying to distract investors, by any means. And in fact, if you read the letter that one of our friends at MKS wrote to the board of Coherent, you can see they were engaged for over a year. So, one can imagine that there was a forcing function that got us engaged over the last few months. That will all come out in the proxy, and it will become clear. And mine is purely speculation, but also reinforced by the letter that MKS wrote a few days ago.

So, I think it is the gem of the laser industry and one that we really feel will provide value to the Coherent shareholders and value to the Lumentum shareholders. And putting the two great teams together I think will drive innovation even faster and further.

If you look at our lasers business, we’re underserving the laser industry, and it’s the smallest part of our business today. With Coherent, it fills that out. And so, if you look at our lasers business fairly small and their lasers business, it’s very complementary from a product standpoint. And so, from that standpoint, we put in place a very confident agreement with Coherent to breeze through any kind of antitrust issues. And so, our agreement is pretty much we’ll do anything – we’ll go hell or high water, for that matter – in any jurisdiction other than China, where we said, hey, we would divest up to our lasers business that we have to get the deal done.

So, from that perspective it’s a very clean deal. There should be no concerns with respect to closing it in a relatively short period of time. That’s why we’re confident that our deal today is superior to anything that others could put forth, because of the cleanness of the deal and the surity of closure.

Rod Hall:	It sounds like you contemplated an MKS deal when you made the bid. So, that’s interesting.

What about synergies? Can you talk a little bit about –? I know you’ve said the $150 million of cost energy, but what about revenue synergies? Are there any? And how conservative is that cost synergy number? On Oclaro it turned out to be very conservative. So, that’s why I ask.

Alan Lowe:	I don’t want to show you behind the curtain, but we’re not one to overpromise and underdeliver it, to put it that way. And so, I think that there is a tremendous amount of cost synergy, from public company costs to manufacturing supply chain costs and other costs. So, we’ll attain those synergies, plus some. So, from that perspective that’s a done thing – not done, but we know how to do that. We did it with the Oclaro deal. We’ll do it with a Coherent deal.

But I’m more excited about the team. The team that we’re getting is – they are the best of the best of the lasers business. And getting together with them and watching how together the two teams can innovate and drive innovation for their customers and our customers, I think there we’ll get a revenue synergy from the standpoint of we’ll innovate faster to get to market faster.

They also bring a very wide range in large sales force in lasers that we don’t have. We have a pretty consolidated customer base. We have some great products, but I think we’ll get some revenue synergies because they have the footprint of sales globally that then can take advantage of our products and technology and grow from there.

So, it is exciting across the board.

Rod Hall:	Does that sales force affect only your laser products? Does that affect anything else? I guess it wouldn’t, but just double checking.

Alan Lowe:	I think it certainly could affect others of our business. They have such a broad range of customers, from commercial customers to scientific customers to biomedical customers to you name it; they’re in it with regard to lasers. And I think we’re on the forefront of a photonics expansion across those industries, as well as others. So, they have customer relationships that we don’t have, and those same customers may very well utilize 3D sensing, utilize telecom or datacom chips or products. And so, from that perspective, one could see an acceleration of our non-lasers business as a result of the combination.

They also have a vast service organization that we don’t have. We have service depots; they have an organization that is very compelling that could also give us a leg up on our other businesses that we’re pretty excited about, as well.

Rod Hall:	Okay. That’s great. Thank you, Alan, for that.

Let me move on to datacom. We’ve been really focused on datacom growth in your business because of the superior – the great margins you get out of those chips. I wonder if you could talk a little bit about key factors driving continued growth of datacom. And we also get asked about the competitive moats for datacom. Like, what is it that makes you guys sustainable in that business? What does the competition look like? So, maybe you could just dive into datacom a little bit for me.

Alan Lowe:	Sure. It comes down to providing customers with technology and service and quality that they can’t get from elsewhere, and that’s what’s driving our datacom business.

That said, we probably underestimated the kind of demand we would see when we divested the transceiver business. So, we are no longer a competitor to our customers when it comes to datacom. And so, the alternative for these transceiver manufacturers is to buy from their competitors. And so, we are now viewed as a strategic partner to these transceiver customers, and we’re going to continue to drive innovation around providing them with the next generation of EMLs that allow 400 and beyond in the data center and DMLs which provide lower-cost technology to provide 400-gig for the data center.

So, we have a broad range of EMLs, DMLs, VCSEL chips that are now starting to take off. And we’re even selling to vertically integrated transceiver manufacturers who have their own fabs and technologies, because we have a unique capability on their higher-speed both EMLs and DMLs that really is unparalleled by anyone.

So, it’s an exciting time. I think the dynamic we talked about over the last couple of quarters was kind of a slowdown in 5G deployment in China, where a lot of our lower-speed and DML chips were going into, and an acceleration of those high-speed laser chips for 400-gig and soon to be 800-gig in the data center. So, we are gated by our ability to add capacity, and we pulled the trigger on adding capacity six or nine months ago that will be coming online later in this year.

So, it’s a good business and, to your point, margins are very solid.

Rod Hall:	And I think I remember you saying the capacity for that comes online kind of middle of the year? Or is that further out than the middle of the year?

Alan Lowe:	Well, the equipment is coming online now. Then we have to qualify it and bring it up. And then you have the cycle time of the wafer fab itself. So, it’s really more a second half of the year that we’ll see that increase. And we’re confident that 5G deployments are going to continue to happen and start happening really in a more meaningful way outside of China later this year and into ‘22 and beyond.

Rod Hall:	Okay. What about the competitive position on datacom? Is there anybody out there that can come in and compete with you? Or do you feel like you’re really pretty strong there, it’s going to be tough for people to come in and match you on particularly some of the higher-speed stuff?

Alan Lowe:	Well, I’m paranoid by nature. So, I’m expecting our competitors to catch up. But we’re just going to continue to move the goalposts. And from that perspective, as I said just a minute ago, the competitors that we’re competing with in the chip business are the competitors of our customers. And so, if all things are created equal, even if they do catch up, my belief is that they would rather buy from an independent chip supplier than a direct competitor and fuel their ability to have higher volumes of chips that lower their costs when they’re competing directly with them.

Rod Hall:	Okay. Great. So, let’s move on to telecom. Can you talk a little bit about the spending environment? We’ve had – for instance, C-band auctions have gone at much higher prices than we expected them to. We think that may affect capital spending. We’ve seen some sluggishness in core optical spending, but then there’s a lot going on with 5G rollout access and so on. So, maybe just a little bit of a dive into telecom and what the spending environment looks like, how you think that spending environment develops through the year.

Alan Lowe:	As we said on our last earnings call, if you take away the products and product lines that we divested or discontinued, our telecom and datacom revenue was up 17% year on year. So, in a tough environment, to your point – it is kind of a tough environment – we only grew 17% in the products that we had. So, I’m pretty excited that we were able to do that in an environment with a pandemic that really is holding back some of the new network technologies and new network architectures that we have designed into our customers’ next-generation systems.

So, my expectation is that bandwidth growth is not going to slow down; it’s going to continue to accelerate. And to your point, as 5G becomes more prevalent, demand for bandwidth is going to continue to grow. And the network providers spending a bunch more on spectrum, to me, that’s a good thing, because they’re not going to spend that much on spectrum if they’re not going to use it and monetize that.

And so, my expectations are that as more and more of the vaccines get rolled out, networks are going to get deployed. And those new products that need a little bit extra hand-holding as they get deployed at 400-gig, 600- and 800-gig in transmission and these n-by-n RTMs, we’re positioned very well to take advantage of that rollout of new networks for that spectrum that has been gobbled up.

Rod Hall:	And what about –? You’ve been supply constrained consistently on high-end RTMs. Are we still supply constrained? And what does it look like in terms of supply meeting demand at that part of the business?

Alan Lowe:	Given that we are the leader of, like, the contention list RTMs, we’ve made deals with customers for multi years to make sure that they buy from us, and we have the capacity. So, we’ve been adding capacity through the last 12 months, and we’re now to the point where we have the capacity that our customers need. And so, when those new networks in the Western world start taking off, we will have the capacity that is needed to really satisfy that demand. Because the last thing that we want to be is in the way of our customers rolling out these new networks. And so, we’ve added that capacity, and we’re ready for the ramp that we expect to come in the second half of the calendar year.

Rod Hall:	Okay. Okay. Let’s talk about lasers a little bit. I just wonder if you could say when we can expect your organic lasers business growth engines to recover. And then if you could also give us some idea what the fiber laser mix is right now, that’d be helpful.

Alan Lowe:	Sure. We used to run our lasers business in the $40 million to $50 million per quarter range. The pandemic really put a damper on it and cut that in half. The September quarter was what we believe our low point. We saw a pickup in the December quarter.

But I think the point that I want to make on this is even at below $30 million in the December quarter our gross margins were 47% for lasers. And I think we’ve done a tremendous amount in figuring out how do we design products for cost, how do we design them for quality, and how do we take advantage of our supply chain and our manufacturing infrastructure to drive really best-in-class gross margins on a low revenue base.

And so, our expectation is that organically that business continues to pick up throughout this calendar year, and probably at the end of the year or early part of ‘22 we’ll get back to the kind of levels that we’ve seen in the past in that $40 million to $50 million range.

But I made that point about gross margins because I think as we look again to the Coherent acquisition, I don’t see any reason why together with Coherent we can’t bring those margins up as a larger laser company to that kind of model where it fits right in with our stated model that we announced in our November earnings call at the 50% gross margin and 30% operating margin. That’s why I’m really super excited about Coherent.

Rod Hall:	Yes, a big chunk of high gross margin business.

Well, I’ve got – so, let me remind the audience that you have a portal. You can ask questions, and we’ve got about seven minutes left here. So, I want to make sure if you’ve got a question, please put it in there, and I’ll look through them and ask a few of these to Alan and Chris.

One that’s in here already, guys, is, “Thinking of Coherent, how important is the OLED business versus other segments, like materials processing?” Could you just kind of say is there a prioritization of importance to you?

Alan Lowe:	Well, I look at Coherent as a company that has great gems across their product portfolio. And we’re not buying Coherent because they have this great OLED business and it’s on the cusp of growing and really going through the roof; we’re buying it because it’s a great company with great people, great technology, and great opportunity across the product portfolio. And if or when OLED takes off, great, but that’s not the strategic rationale for why we think it’s so important, it’s so critically great for our shareholders and theirs.

And so, I think it’s across the board: micro-machining; the welding applications they’ve got; OLED; the government and defense businesses is interesting to us, as well. So, there’s not one thing that made us pull the trigger on it. It’s across the board and the great people there at Coherent that has us really, really excited about it.

Rod Hall:	Okay. Great. So, you guys have – the industry is consolidating. It has needed it for a long time. You’ve been, I’d argue, doing a pretty good job with consolidation, getting a lot out of the deals you’ve done; particularly, Oclaro. What else is out there? One of the things that I know that we had talked about in past years was coherent, higher-speed, long-distance coherent processing chips. Is that still something that’s of interest? And could you say strategically what else is out there that, not company-wise, but technologically might be of interest?

Alan Lowe:	Our strategy in the past has been to partner with DSP suppliers for coherent technology – not Coherent the company, but coherent technology – and that’s served us well. Because we’re focused on making sure we have the best photonics, indium phosphide capability to provide the best modules for our customers who want to buy in modules, but also for customers that want to buy tunable lasers, receivers, or modulators, we are kind of a – we don’t care where we sell; we want to be the best at those components. And if customers want to buy at the module level with a DSP partner that we’ve chosen, then that’s great. And so, that’s kind of our strategy on coherent.

As far as our M&A funnel, we have an M&A funnel that we look at periodically. The Coherent opportunity – Coherent, the company – came out and kind of forced our focus to be on them, but I think there are other opportunities in each of the markets we participate in that are of interest to us. Chris, do you want to add to that?

Rod Hall:	Go ahead, Chris. Do you have anything to add?

Chris Coldren:	I certainly think, as you said, don’t want to get into companies that are specific areas, but I would say that our view that – we’re an optical technology company. There’s a lot of opportunities beyond the relatively narrow purvey we have today in telecom, datacom, and 3D sensing. And obviously, lasers, we’ve highlighted a strategy there. And there’s still opportunity even within those telecom, datacom, and 3D sensing areas, but our view is that photonics and optics will be used in a myriad of applications that today are kind of in their infancy. As we’ve talked about in the 3D sensing, we tend to be focused on consumer and automotive. But imagine industrial applications, if you will, where optics will be used in both communications sensing and integrated solutions in the industrial world for industrial applications.

So, I guess the point is we’re very broadly looking for – and it’s not just M&A, to be clear. M&A is just a tool in the tool chest amongst organic strategies to enter and develop those new markets that photonics will enable over time.

Rod Hall:	Great. Okay. No Lumentum session would be complete without a Huawei question, although it’s becoming less and less relevant at the moment, but I wonder if you could update us on Huawei revenues. But more importantly, what do you think the potential for a spin-out of the high-end phone business is and/or that business resuming production in some way later this year, early next year?

Alan Lowe:	We’ve kind of given guidance and talked about our Huawei revenue going down in the December quarter from September. Our focus is in making sure that we abide by the U.S. regulations and government regulations that still allows us to ship some of our products. So, from that perspective, we’re very supportive of Huawei, and we’re doing everything we can within the guidelines of the U.S. government to support them.

I think we have seen their 3D sensing demand, because they were a meaningful customer of ours when they were making the high-end phones with 3D sensing in them, and we’ve seen that dry up. Our expectations are eventually that’ll come back maybe, if they spin out like they did their mid-range phones. We are engaged with their mid-range phones with the new company, and we’re hopeful that they’ll be adding 3D sensing.

So, I think there’s good opportunity ahead of us for that. I can’t speculate on whether or not they spin out their high-end phones or not. But if they do, we’ll be ready and we’ll be there for them.

Chris Coldren:	Even adding to that, their high-end phones have had historically significant market share globally. So, either it’s going to get spun off and that’s an opportunity, or somebody is going to gobble up that market share. And in order to go fight that battle, they need something to cause people to want to buy their phones. So, we view that sort of battle, if you will, we would be very happy to sell some of the bullets that go into that battle between the smartphone manufacturers with our technology.

Rod Hall:	Great. Okay. Thanks, Chris.

So, we’re at the end of our time. So, I want to just say thanks again to both of you for joining. As always, a really interesting discussion. And so, really appreciate it. And also, thanks to everyone that joined the session.

Alan Lowe:	Great. Thanks, Rod. Thanks for inviting us, and it was a pleasure being here.

Chris Coldren:	Thanks, Rod.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the joint proxy statement of Lumentum and Coherent that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When the joint proxy statement/prospectus is finalized, it will be sent to the respective stockholders of Coherent and Lumentum seeking their approval of their respective transaction-related proposals.

Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

LUMENTUM AND COHERENT URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations at investor.relations@coherent.com.

Participants in the Solicitation

Each of Lumentum, Coherent and directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective stockholders of Coherent and Lumentum in connection with the proposed transaction is set forth in the proxy statement/prospectus to be filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 25, 2020. Additional information regarding Coherent’s executive officers and directors is included in Coherent’s definitive proxy statement, which was filed with the SEC on April 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.